Special Meeting of Shareholders, May 22, 2008

A Special Meeting of Shareholders of the Barrett Growth Fund (the “Fund”), the sole series of the Barrett Funds (the “Trust”), was held on May 22, 2008 at the offices of Barrett Associates, Inc. (the “Adviser”).  As of March 3, 2008, the record date, there were 1,707,764.967 shares outstanding.  812,152.020, 47.556%, of these shares were represented at the Meeting in person or by proxy.  The purpose of the meeting was to act on the following proposal.

1)
To elect a Board of Trustees of the Trust, which is proposed to consist of the following individuals:  Gerard E. Jones, Ronald E. Kfoury, Rosalind A. Kochman, Edward M. Mazze, PhD. and Peter H. Shriver.

The tabulation of shareholder votes rendered the following results.

	For	Against	Abstain

Proposal 1.
Mr. Gerard E. Jones	812,152.020	0	0
Mr. Ronald E. Kfoury	812,152.020	0	0
Ms. Rosalind A. Kochman	812,152.020	0	0
Dr. Edward M. Mazze, PhD.	812,152.020	0	0
Mr. Peter H. Shriver	812,152.020	0	0